# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapid7, Inc., CIK 0001560327
CUSIP: 753422104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0000902664-24-005639
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 3,690,129; shared voting power 0; sole dispositive power 3,690,129; shared dispositive power 0; aggregate amount beneficially owned 3,690,129 (5.8% of the class)
- MICHAEL JOSEPH BURNS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,000; shared voting power 0; sole dispositive power 3,000; shared dispositive power 0; aggregate amount beneficially owned 3,000 (0% of the class)
- ROBERT BRADSHAW HENSKE (CIK 0001213097): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,500; shared voting power 0; sole dispositive power 1,500; shared dispositive power 0; aggregate amount beneficially owned 1,500 (0% of the class)
- CHAD KINZELBERG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,000; shared voting power 0; sole dispositive power 3,000; shared dispositive power 0; aggregate amount beneficially owned 3,000 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rapid7, Inc.
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 27, 2024 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 2 amends Items 4, 6, and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On March 11, 2025, JANA entered into nominee agreements (the "Nominee Agreements") with each of Michael Joseph Burns and Chad Kinzelberg (each, a "Nominee" and collectively, the "Nominees"), which is further described in the Reporting Persons' response to Item 6 of this Amendment No. 2, which is incorporated by reference into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the addition of the following:

On March 11, 2025, JANA entered into Nominee Agreements with each of the Nominees pursuant to which each Nominee has agreed, upon the election of JANA, to become members of a slate of nominees and to stand for election as directors of the Issuer at the 2025 Annual Meeting. Pursuant to the Nominee Agreements, JANA has agreed to pay the costs of soliciting proxies in connection with the 2025 Annual Meeting, and to defend and indemnity the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election.

Each of the Nominees received compensation under their respective Nominee Agreement in the amount of $50,000, and each will receive an additional $150,000 in the event of his election to the Board in a contested election. Each of the Nominees agreed, if elected to the Board, to hold Shares with a market value equal to $200,000 (adjusted for taxes) as of the date of his election (subject to certain exceptions), until the later of when he is no longer a director of the Issuer and three years (subject to certain exceptions). The foregoing summary of the Nominee Agreements is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2: Form of Nominee Agreement

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (03/13/2025)
- MICHAEL JOSEPH BURNS: /s/ Michael Joseph Burns, Michael Joseph Burns, Individually (03/13/2025)
- ROBERT BRADSHAW HENSKE: /s/ Robert Bradshaw Henske, Robert Bradshaw Henske, Individually (03/13/2025)
- CHAD KINZELBERG: /s/ Chad Kinzelberg, Chad Kinzelberg, Individually (03/13/2025)